June 8, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Ciglarette, Inc.
Amendment No. 1 to Form S-1
Filed on: May 18, 2010
File No. : 333-166343

Dear Ms. Murphy:

We represent Ciglarette, Inc. (“Ciglarette” or, the “Company,” “we,” “us,” or “our”).  By letter dated June 7, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amendment No. 1 to the Registration Statement (the “Registration Statement”) on Form S-1 filed on May 18, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Prospectus Cover Page

1.
We note your revised disclosure in response to comment four in our letter dated May 11, 2010 mistakenly omits the reference to “Section 4(1)” (i.e., Section 4(1), if available, for non-affiliates).  Please revise accordingly.

Response:        The inadvertently omitted language has been to this section.

Risk Factors, page 4

Our Sole Officer and Director…, page 4

2.
We note this risk factor was added in response to comment six in our letter dated May 11, 2010.  Please revise as you mistakenly reference the business as being in the “resume building industry.”

Response:       The risk factor has been revised to reflect the correct business of the Company.

Description of Business, page 9

3.
We note your revised disclosure in response to comment seven in our letter dated May 11, 2010, and we continue to believe more robust disclosure of your planned operations is necessary.  Your current business disclosure describes your business model, but does not adequately describe your plan of operations.  In this regard, we note from your disclosure on page 24 that you do not have enough cash to commence operations and that management intends to raise additional funds by way of a public or private offering.  Please further revise this section to specifically address the following:

•	when you expect to launch the sale of your product through a website and/or direct mail;
•	how much cash you will require in the next six and twelve months to meet the expenditures required for operating the business;
•	the categories of such expenditures; and
•	sources of cash and resources that you expect to use to fulfill your expenditure requirements.

Response:	This section of the registration statement has been revised to specifically address the issues set forth above.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Christine M. Melilli
       Christine M. Melilli